Exhibit 99.1

GasLog Partners LP to Hold Virtual Annual Meeting for 2020

Piraeus, Greece, May 6, 2020 – GasLog Partners LP (the “Partnership”) announced today that its 2020 annual meeting of limited partners holding common units (the “Limited Partners”) will be held virtually, moving away from an in-person meeting due to the COVID-19 pandemic.

As previously announced the Annual Meeting will be held on Thursday, May 14, 2020 at 15:00 hrs Atlantic Daylight Time (14:00 hrs Eastern Daylight Time). In light of public health concerns regarding COVID-19, the Annual Meeting will be held in a virtual meeting format only. Limited partners will not be able to attend the Annual Meeting physically.

Limited Partners of record as of the close of business on March 16, 2020 are entitled to notice of, and to vote at, the Annual Meeting. Only holders of Common units are entitled to vote. To be admitted to the virtual Annual Meeting at www.shareholdermeeting.com/GLOP2020, Limited Partners must enter the control number found on the proxy materials that were issued beginning March 23, 2020.

Whether or not Limited Partners plan to virtually attend the Annual Meeting, Limited Partners are encouraged to vote and submit their proxy in advance of the meeting at www.proxyvote.com using the instructions provided with the previously issued proxy materials.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com